

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Ms. Lisa Sharp
Avino Silver & Gold Mines Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia, V6C 1T1
Canada

> **Re:** **Avino Silver & Gold Mines Ltd.**
> **Form 20-F for Transition Period Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-09266**

Dear Ms. Sharp:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Transition Period Ended December 31, 2007

Operating and Financial Review and Prospects, page 31

Internal Controls Over Financial Reporting, page 38

1.   While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 15(b)(3) of Form 20-F. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

        In addition, please consider whether management's failure to provide the disclosure required by Item 15(b)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

        Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 19 of Form 20-F. Please revise these certifications to include the introductory language of paragraph 4, as set forth in Exhibit Instruction 12.

Financial Statements

2.   We note you have not included an audit report covering your financial statements for the period from February 1, 2005 through January 31, 2006. Further, we note you have not included audit reports covering your financial statements for the periods February 1, 2004 through January 31, 2005 and February 1, 2005 through January 31, 2006 in your Form 20-F for the fiscal year ended January 31, 2007. Please obtain the respective audit reports from your independent accountants and include them in amendments to your filings.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief